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                             January 7, 2022

       William Brennan
       Chief Executive Officer
       Credo Technology Group Holding Ltd
       1600 Technology Drive
       San Jose, CA 95110

                                                        Re: Credo Technology
Group Holding Ltd
                                                            Registration
Statement on Form S-1
                                                            Filed January 3,
2022
                                                            File No. 333-261982

       Dear Mr. Brennan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Exhibits

   1.                                                   We note that Exhibit
10.17 contains a reference to an Exhibit E which does not appear in the filing. Please
refile your exhibit with the omitted Exhibit E.
   2. We note that counsel's opinion as to Sales Shares having been duly authorized, legally issued, fully paid, and
non-assessable appears limited by the proviso, "Based solely of our inspection of the
Register of Members." Please request counsel to separate or
                                                        otherwise revise
paragraph 3.2 of Exhibit 5.1 so that the foregoing opinion is not thus limited.
 William Brennan
FirstName  LastNameWilliam Brennan
Credo Technology Group Holding Ltd
Comapany
January    NameCredo Technology Group Holding Ltd
        7, 2022
January
Page 2 7, 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Effie Simpson at 202-551-3346 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Perry Hindin at 202-551-3444 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Alan Denenberg